UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Amendment No. 5)

Under the Securities Exchange Act of 1934

Oromin Explorations Ltd.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

687082

(CUSIP Number of Class of Securities)

David Savarie

Vice President, General Counsel and Corporate Secretary

Teranga Gold Corporation

121 King Street West

Suite 2600

Toronto, Ontario, M5H 3T9

Canada

(416) 607-4475

with a copy to:

Mark L. Mandel, Esq.

Milbank, Tweed, Hadley & McCloy LLP

1 Chase Manhattan Plaza

New York, NY  10005

(212) 530-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October  4, 2013

(Date of Event Which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 687082

(1)	Names of Reporting Persons Teranga Gold Corporation

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 137,368,218 (1)

	(8)	Shared Voting Power None

	(9)	Sole Dispositive Power 137,368,218 (1)

	(10)	Shared Dispositive Power None

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 137,368,218 (1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 100% (1)

(14)	Type of Reporting Person CO

(1)           Based on the Form 20-F filed on September 20, 2013 by the Issuer, as of September 6, 2013, there were 137,368,218 common shares of the Issuer outstanding.

i

This Amendment No. 5 (this “Amendment”) amends the Schedule 13D filed by Teranga Gold Corporation, a corporation incorporated under the laws of Canada (the “Reporting Person” or “Teranga”), with the Securities and Exchange Commission (the “SEC”) on December 8, 2010 (as amended on June 3, 2013, July 24, 2013, August 8, 2013 and August 13, 2013, the “Schedule 13D”), and is being filed by the Reporting Person with respect to the common shares (the “Common Shares”) of Oromin Explorations Ltd., a corporation incorporated under the laws of the Province of British Columbia, Canada (the “Issuer”).  This Amendment supplements or amends the Schedule 13D as set forth herein.

Capitalized terms used herein and not defined shall have the meaning attributed to them in the Schedule 13D.

Item 4.   Purpose of Transaction.

Item 4 is supplemented as follows:

On October 4, 2013, the Reporting Person and the Issuer announced that the Reporting Person completed the acquisition of all of the issued and outstanding Common Shares that it did not already own by way of a plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia).  Under the terms of the Arrangement, former shareholders of the Issuer are entitled to receive the same consideration of 0.60 of a common share of Teranga for each Common Share as was offered under the Reporting Person’s prior offer that was completed on August 6, 2013.  Following the consummation of the Arrangement, the Reporting Person is the sole shareholder of the Issuer on a worldwide basis.

Except as otherwise set forth in this Item 4, the Reporting Person currently has no plans or proposals of the type that would be required to be disclosed pursuant to this Item 4.

Item 5.   Interest in Securities of the Issuer.

(a) – (c)  The information set forth on the cover page and Item 4 of this Schedule 13D is incorporated herein by reference.

(d) – (e)  Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated: October 7, 2013

TERANGA GOLD CORPORATION

	By:	/s/ David Savarie
	Name:	David Savarie
	Title:	Vice President, General Counsel and Corporate Secretary

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS

OF THE REPORTING PERSON

The business address of the respective directors and executive officers of the Reporting Person set forth below is 121 King Street West, Suite 2600, Toronto, Ontario, M5H 3T9, Canada.

To the knowledge of the Reporting Person, none of its directors or executive officers is subject to any criminal or civil proceedings of the type described in Item 2(d) or (e) of the Schedule 13D.  Each of the respective directors and executive officers of the Reporting Person is a citizen of Canada.

Name	Office Held at Reporting Person	Common Shares Beneficially Owned

Alan R. Hill	Executive Chairman	Nil

Edward Goldenberg	Director	Nil

Christopher R. Lattanzi	Director	Nil

Alan R. Thomas	Director	Nil

Frank Wheatley	Director	Nil

Richard S. Young	President and Chief Executive Officer	Nil

Navin Dyal	Vice President and Chief Financial Officer	Nil

Kathy Sipos	Vice President, Investor and Stakeholder Relations	Nil

David Savarie	Vice President, General Counsel and Corporate Secretary	Nil

Paul Chawrun	Vice President, Technical Services	Nil

Mark English	Vice President, Sabodala Operations	Nil

Macoumba Diop	General Manager and Government Relations Manager	Nil